Weil, Gotshal & Manges LLP

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January 7, 2014	James R. Griffin +1 (650) 802-3150 James.griffin@weil.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Mr. David L. Orlic, Special Counsel

Re:	Gentium S.p.A.
Tender Offer Statement on Schedule TO
Filed by Jazz Pharmaceuticals Italy S.r.l. and Jazz Pharmaceuticals Public Limited Company
Filed December 23, 2013
File No. 005-81083

Dear Mr. Orlic:

This letter is sent on behalf of Jazz Pharmaceuticals Public Limited Company (“Parent”) and Jazz Pharmaceuticals Italy S.r.l. (“Purchaser,” and, collectively with Parent, the “Filing Parties,” “we” or “our”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated in its letter dated December 31, 2013 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Filing Parties today filed with the Commission Amendment No. 2 to the Tender Offer Statement on Schedule TO (“Amendment No. 2”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each response in the same order as presented in the Comment Letter.

Tender Offer Statement on Schedule TO filed on December 23, 2013

Until what time may I withdraw previously tendered Ordinary Shares or ADSs?, page S-vi

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1.	Comment: Please advise how you determined that March 24, 2014 is the proper date after which holders may withdraw tendered securities, if not yet accepted for payment. Refer to Section 14(d)(5) of the Securities Exchange Act of 1934.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the Filing Parties have revised the disclosure in the “Summary Term Sheet” and “Section 4. Withdrawal Rights” to reflect that holders may withdraw tendered securities after February 21, 2014, the date that is 60 days after the date of the original tender offer.

Certain Information Concerning the Company, page 15

2.	Comment: We note the disclaimer of responsibility for the accuracy or completeness of certain disclosure in the offering document. Disclaiming responsibility for disclosure in the offering document is inappropriate. Please revise.

Response: The Staff’s comment is noted. The referenced language has been deleted from the first paragraph of “Certain Information Concerning the Company.”

Tender Offer Agreement, page 23

3.	Comment: The second paragraph in this section contains numerous statements which can be read to imply that the tender offer agreement does not constitute public disclosure under the federal securities laws. Please revise to remove any such potential implication.

Response: The Staff’s comment is noted. The second paragraph in “Section 12. The Tender Offer Agreement; Other Agreements” has been amended and restated as follows to reflect the Staff’s comment:

“The description of the Tender Offer Agreement in this Offer to Purchase has been included to provide you with information regarding its terms. The Tender Offer Agreement contains representations and warranties made by and to the parties thereto as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract between Parent, Purchaser and the Company and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders, or may have been used for the purpose of allocating risk between the respective parties rather than establishing matters as facts.”

Purpose of the Offer; Plans for the Company, page 42

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4.	Comment: Please disclose how the Parent, through Purchaser, intends to ultimately acquire the entire equity interest in Gentium. Please disclose the impact of being a majority security holder of this company from a corporate governance perspective. Please contrast this with the impact of acquiring the entire equity interest in Gentium.

Response: The Staff’s comment is noted. In response to the first sentence of the Staff’s comment, the Filing Parties have added the following disclosure as the second paragraph of “Section 13. Purpose of the Offer; Plans for the Company” and of “Section 16. Appraisal Rights” disclosing the means by which Parent, through the Purchaser, may ultimately acquire the entire equity interest in Gentium. The Filing Parties advise the Staff that Parent has not made a determination at this time of how it intends to acquire any equity interests not tendered into the Offer and will not be able to do so until after the expiration of the Offer.

“Under Italian law, there is not a “short-form” or “squeeze-out” merger available to cash out minority shareholders of the Company if Parent, through Purchaser, acquires less than all of the outstanding equity interests of the Company. However, Parent may seek to effect a “squeeze out” of the Company’s minority shareholders pursuant to an exchange of Parent ordinary shares for the Company’s equity interests through a merger or series of mergers of the Company with and into Parent or one or more of its subsidiaries. Alternatively, as discussed in “Section 7. Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; Nasdaq Listing,” Parent may also seek to acquire any remaining outstanding equity interests of the Company through private transactions or by terminating the Depositary Agreement and purchasing the Ordinary Shares underlying the ADSs one year after any such termination pursuant to the terms of such agreement. The ultimate decision of how Parent and Purchaser will seek to acquire the equity interests not tendered in the Offer, if any, will be made following the Acceptance Time and the approach used will in part be based on the percentage of the Company’s equity interests tendered into the Offer.”

In response to the second and third sentence of the Staff’s comment, the Filing Parties have added the following disclosure as the third and fourth paragraphs of “Section 13. Purpose of the Offer; Plans for the Company” to reflect intended corporate governance revisions to Gentium’s board structure pending the acquisition of all of the outstanding equity interests of Gentium and disclosing the material rights available to minority shareholders under Italian law.

“The Company Board currently consists of seven members. Three of such directors have signed letters of resignation that will be effective as of the Acceptance Time. It is a condition to the Offer that the remaining four directors of the Company appoint three members to the Company Board as directed by Parent to fill the vacancies created by such resignations. Of the four remaining legacy directors of the Company, an additional three have signed letters of resignation effective as of the day after the Acceptance Time. Following the effectiveness of such additional resignations, Parent’s designees will hold three of the four seats of the Company Board and control the operations of the Company. The Company intends to call an ordinary meeting of the shareholders of the Company

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which, assuming the Offer closes prior to February 7, 2014, will be convened on February 24, 2014 (with a second call of February 25, 2014), and at such meeting Parent will be able to elect all members of the Company Board. Following such time, Parent will exercise effective control of the Company through its election of all of the members of the Company Board.”

“Until such time that Parent is able to acquire all of the equity interests of the Company, the minority shareholders of the Company will continue to be entitled to exercise the rights as shareholders provided to them under the Italian Civil Code. These rights include:

•	the right of a shareholder to challenge Company Board resolutions adopted in violation of applicable law or the bylaws of the Company, if they are detrimental to the shareholder’s rights (Article 2388 of the Italian Civil Code);

•	the right of a shareholder to file a complaint with the Company’s board of statutory auditors in the event the members of the Company Board breach their fiduciary duties:

•	in such instance, the board of statutory auditors is required to give notice of such complaint at a meeting of shareholders of the Company;

•	if the complaint is brought by shareholders representing at least 5% of the corporate capital, the board of statutory auditors is required to investigate the matters brought to its attention and report its findings and any proposed solutions to the shareholders of the Company at the shareholders’ meeting (Article 2408 of the Italian Civil Code);

•	the right of shareholders representing at least 5% of the voting shares of the Company to challenge a resolution of the shareholders’ meeting (Article 2377, paragraph 3, of the Italian Civil Code);

•	the right of shareholders representing at least 10% of the corporate capital to file a complaint to report any grounded allegation of serious irregularity in the management of the Company which may jeopardize the Company or any controlled companies (Article 2409 of the Italian Civil Code):

•	in this case, the court can (i) order an inspection of the management of the Company and (ii) if the irregularities are proved, order interim measures and even remove the directors and statutory auditors from their office;

•	the right of shareholders representing at least 10% of the corporate capital to request that a shareholders’ meeting be convened by the directors and to establish the meeting agenda (Article 2367, paragraph 1, of the Italian Civil Code);

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•	the right of shareholders representing at least 20% of the corporate capital to initiate a liability action against the directors of the Company (Article 2393-bis of the Italian Civil Code);

•	the right of shareholders representing at least 20% of the corporate capital to veto any waiver and/or settlement of the Company’s liability action against directors of the Company (Article 2393, paragraph 6, of the Italian Civil Code); and

•	the right of shareholders attending any shareholders’ meeting who represent at least one-third of the shares represented at the meeting to request that the meeting be postponed for up to 5 days if they are not sufficiently informed about the agenda (Article 2374 of the Italian Civil Code).

Moreover, any shareholder of an Italian joint stock company that abstains from voting or votes against the matters contained in Article 2437 of the Italian Civil Code may withdraw from the Company and cause their Ordinary Shares to be purchased pursuant to the procedures set forth in the Italian Civil Code.”

Certain Conditions of the Offer, page 43

5.	Comment: All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of securities for payment. Please revise the language stating that conditions apply at or before the “Offer Closing.”

Response: The Staff’s comment is noted. Parent (on behalf of itself and Purchaser) and Gentium have modified the Offer to Purchase to provide that for purposes of determining whether the conditions to the Offer (including the Minimum Condition) have been satisfied or whether there is a Permitted Minimum Condition Modification, references to “Acceptance Time” will instead reflect references to the “expiration of the Offer.” Accordingly, the first paragraph in “Section 14. Certain Conditions of the Offer” has been amended and restated as follows to reflect the Staff’s comment:

“For the purposes of this Section 14, capitalized terms used but not defined herein will have the meanings set forth in the Tender Offer Agreement. Notwithstanding any other provisions of the Offer, in addition to (and not in limitation of) the rights and obligations of Purchaser to extend and/or amend the Offer at any time in its sole discretion (subject to the terms and conditions of the Tender Offer Agreement), Purchaser (i) will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Ordinary Shares and ADSs

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promptly after termination or withdrawal of the Offer)), pay for, and (ii) may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Ordinary Shares and ADSs, in the event that at or prior to the scheduled expiration of the Offer (as it may be extended pursuant to terms of the Tender Offer Agreement):”

6.	Comment: The Minimum Condition and Permitted Minimum Condition Modification cannot permissibly be determined with reference to the “Acceptance Time.” As noted above, all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of securities for payment. Please revise these provisions accordingly.

Response: The Staff’s comment is noted. Parent (on behalf of itself and Purchaser) and Gentium have modified the Offer to Purchase to provide that for purposes of determining whether the conditions to the Offer (including the Minimum Condition) have been satisfied or whether there is a Permitted Minimum Condition Modification, references to “Acceptance Time” will instead be deemed to be references to the “expiration of the Offer.” The Offer to Purchase has accordingly been revised throughout to reflect the foregoing.

Appraisal Rights, page 46

7.	Comment: Please clarify the disclosure to explain the source of the uncertainty regarding withdrawal rights. Furthermore, please disclose whether there are means under applicable law to squeeze out minority shareholders in the event that you obtain more than the minimum number of Gentium shares, but less than 100 percent.

Response: The Staff’s comment is noted. To address the Staff’s comment, the first two paragraphs of “Section 16. Appraisal Rights” have been amended and restated as follows:

“Under Italian law, the holders of Ordinary Shares and ADSs who do not tender their Ordinary Shares or ADSs in the Offer will not have dissenters’ rights or appraisal rights in connection with the Offer. It is also doubtful whether under Italian law, upon delisting, holders of Ordinary Shares and ADSs may be entitled to exercise withdrawal rights with respect to such securities. Under Article 2437-Quinquies of the Italian Civil Code, shareholders who do not approve the resolution that leads to the delisting of the shares of an Italian “societa’ per azioni” (joint stock company) from a “regulated market” are entitled to withdraw from the company. The statute specifically refers to the listing of “shares” and does not mention the listing of ADSs or other types of securities, and refers to the listing of those shares on a “regulated market.” While there is no case law on the subject, a strict interpretation of this statute would exclude ADSs and other types of securities from this withdrawal right, and it is uncertain whether extra EU regulated markets or Nasdaq would constitute a “regulated market” for the purposes of Article 2437-Quinquies of the Italian Civil Code. Should a withdrawal right apply, the cash amount to which holders exercising withdrawal rights would be

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entitled in the event of a delisting would be equal to the arithmetic average of the closing prices of the ADSs during the six months preceding publication of the call notice convening the Company’s shareholder meeting approving the delisting. No call notice convening an extraordinary meeting of the Company’s shareholders to approve delisting has yet been filed or published. If, however, such a notice convening an extraordinary meeting was issued on January 1, 2014, the price, equal to the arithmetic average of the closing prices of the ADSs during the six months concluding December 31, 2013, would have been $30.33.”

“Under Italian law, there is not a “short-form” or “squeeze-out” merger available to cash out minority shareholders of the Company if Parent, through Purchaser, acquires less than all of the outstanding equity interests of the Company. However, Parent may seek to effect a “squeeze out” of the Company’s minority shareholders pursuant to an exchange of Parent ordinary shares for the Company’s equity interests through a merger or series of mergers of the Company with and into Parent or one or more of its subsidiaries. Alternatively, as discussed in “Section 7. Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; Nasdaq Listing,” Parent may also seek to acquire any remaining outstanding equity interests of the Company through private transactions or by terminating the Depositary Agreement and purchasing the Ordinary Shares underlying the ADSs one year after any such termination pursuant to the terms of such agreement. The ultimate decision of how Parent and Purchaser will seek to acquire the equity interests not tendered in the Offer, if any, will be made following the Acceptance Time and the approach used will in part be based on the percentage of the Company’s equity interests tendered into the Offer.”

8.	Comment: Please disclose the required vote to approve the delisting. Please also provide a representative price for the withdrawal rights, assuming, for instance, that the call notice convening the relevant shareholders’ meeting was issued as of a recent practicable date.

Response: The Staff’s comment is noted. To reflect the Staff’s comment, additional disclosure has been added to the first paragraph of “Section 16. Appraisal Rights” to reflect the Staff’s comment in the second sentence of this Comment 8. In addition, the following paragraph has been added to “Section 16. Appraisal Rights” to further address the Staff’s comment:

“As discussed in “Section 7. Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; Nasdaq Listing,” Parent and Purchaser intend to withdraw the ADSs from listing on Nasdaq following approval by the Company Board and by the Company’s shareholders at an extraordinary shareholders’ meeting. Under Italian law, different shareholder quorum and voting requirements apply to Italian companies depending on whether they are “open companies” within the meaning of the Italian Civil Code. According to the Company’s 20-F as filed with the Securities and Exchange Commission on April 1, 2013, the Company applies the shareholder quorum and voting requirements for Italian companies that do not constitute an “open

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company” within the meaning of the Italian Civil Code. Accordingly, the applicable shareholder quorum and voting standard to approve the delisting will be (i) a quorum of more than half of the outstanding Ordinary Shares on the first call, and more than one-third of the outstanding Ordinary Shares on the second call, and (ii) approval by a majority of the outstanding Ordinary Shares on the first call and at least two-thirds of the outstanding Ordinary Shares in attendance or represented at the shareholder meeting on the second call. Once an extraordinary shareholders’ meeting has been called by the Company for purposes of voting on the delisting of the ADSs, Parent and Purchaser intend to cause the Ordinary Shares owned by them to be present at such extraordinary shareholders’ meeting and to cause the Ordinary Shares held by them to vote in favor of the delisting proposal.”

Miscellaneous, page 47

9.	Comment: You state that the offer is not being made to, nor will tenders be accepted from or on behalf of, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). If you are attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law. Please revise.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the first paragraph under “Section 18. Miscellaneous” has been amended and restated as follows:

“Parent is not aware of any jurisdiction in which the making of the Offer or the tender of Ordinary Shares or ADSs in connection therewith would not be in compliance with the valid laws of such jurisdiction. If Parent becomes aware of any U.S. state in which the making of the Offer would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, Parent will make a good faith effort to comply with any such law. If, after such good faith effort, Parent cannot comply with any such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Ordinary Shares or ADSs residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Parent by one or more registered brokers or dealers licensed under the laws of such jurisdiction.”

Pursuant to the Staff’s request, the Filing Parties additionally acknowledge:

•	that the Filing Parties are responsible for the adequacy and accuracy of the disclosures set forth herein and in Amendment No. 2;

•	that comments from the Staff or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing Parties’ filings; and

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•	that the Filing Parties may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Filing Parties’ responses to the Comment Letter, please do not hesitate to contact me at (650) 802-3150. Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail
Suzanne Sawochka Hooper, Esq.
Keith A. Flaum, Esq.
Jane Ross, Esq.